UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Solubag USA, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Florida

    Date of organization
    December 29, 2021

Physical address of issuer
317 NW 10th Terrace, Hallandale Beach, FL 33009

Website of issuer
www.solubagusa.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Silicon Valley Bank, a division of First-Citizens Bank & Trust Company

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
November 13, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (December 31, 2022)	Prior fiscal year-end (December 31, 2021)
Total Assets	$353,364	$574,789
Cash & Cash Equivalents	$176,183	$220,539
Accounts Receivable	$117,410	$136,529
Short-term Debt	$218,423	$97,643
Long-term Debt	$0.00	$0.00
Revenues/Sales	$350,133	$20,937
Cost of Goods Sold	$330,695	$75,507
Taxes Paid	$300	$48,691
Net Income (Loss)	($617,204)	($877,243)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 16, 2023

FORM C

Up to $1,235,000.00

Solubag USA, Inc.



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Solubag USA, Inc., a Florida Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES--The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing of the Offering. The Intermediary will also be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$12.50	$237.50
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,235,000.00	$61,750.00	$1,173,250.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) The Issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.solubagusa.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less

than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 16, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

SILICON VALLEY BANK, A DIVISION OF FIRST-CITIZENS BANK & TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO

REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.solubagusa.com.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Solubag USA, Inc. (the "Company"), also doing business as "Solubag," is a Florida Corporation formed on December 29, 2021. The Company was formerly a Delaware Corporation formed on September 20, 2018 under the same name of Solubag USA, Inc.

Solubag USA, Inc. is a subsidiary of Solubag SPA, a Chilean corporation, which owns the majority of the Company.

The Company is located at 317 NW 10th Terrace, Hallandale Beach, FL 33009.

The Company's website is www.solubagusa.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Solubag is on a mission to deliver environmentally friendly and water-soluble products to consumers around the world. The company offers a portfolio of non-toxic and plastic free products including grocery bags, dog waste bags, and liquidless laundry detergent, which completely dissolve in water. Solubag's products contain no microplastics, oils, or harmful toxins. The company's products are based on patented technology made from polyvinyl alcohol (PVA) and other natural substances, resulting in an environmentally friendly and water-soluble substance.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)[*]	$25,500 Principal Amount
Maximum amount of Crowd Notes	$1,235,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)[*]	$1,259,700 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$250.00
Offering deadline	November 13, 2023
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

* Inclusive of two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering to which the Intermediary is entitled

.The price of the Securities has been arbitrarily determined and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is in the development stage.
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development, or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our Board's and management's ability to address the risks encountered by development stage companies and to implement the "Business and Commercial Development Strategy" outlined in the investor deck provided in conjunction with this Agreement. Additionally, the Board has a right to discretionary use of proceeds from this offering. We may not be successful in implementing the Business and Commercial Development Strategy, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment. The Board may also exercise its discretion poorly in how the proceeds from this offering are used, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

The proceeds raised in this offering may not be sufficient to enable the Company to develop its business.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital

in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

The speculative nature of our business could result in unpredictable results and a loss of your investment.

The water-soluble bags industry is extremely competitive, and the commercial success of any product is often dependent on factors beyond our control, including but not limited to market acceptance, distributor performance, and retailers' prominently shelving and selling our products. We may experience substantial cost overruns in manufacturing and marketing our products and may not have sufficient capital to meet our goals. We may also incur uninsured losses for liabilities which arise in the ordinary course of business, or which are unforeseen, including but not limited to trademark infringement, copyright infringement, patent infringement, product liability, and employment liability.

We may require more capital than we currently anticipate and if we are unable to secure such additional capital, the Company may fail, and you may lose your entire investment.

Our anticipated capital needs and the revenue we anticipate generating may not be sufficient in achieving our desired growth goals. We may not be able to generate as much revenue as is currently anticipated and our development costs may increase such that we may require more capital than we currently anticipate. If this were to occur, we may be forced to secure additional sources of capital. If we cannot secure the additional capital we may require, the Company may fail, which will result in the loss of your investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on Mike Latham, who is the President, Chief Growth Officer, Secretary, and Treasurer, and Cristian Olivares, who is the Chief Executive Officer, of the Company. The Company has entered into an employment agreement with Mike Latham and has not but may enter into an employment agreement with Cristian Olivares, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mike Latham and/or Cristian Olivares could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on Mike Latham and Cristian Olivares, we do not have any key man life insurance policies on Mike Latham and Cristian Olivares.

We are dependent on Mike Latham and Cristian Olivares in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to them in the event of his death or disability. Therefore, if Latham and/or Olivares dies or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect our Company and our operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.
Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The development and commercialization of our water-soluble products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved water-soluble products and thus may be better equipped than us to develop and commercialize water-soluble products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our water-soluble products

will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.
We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacturing for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Our operations, if conducted outside of the U.S., are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.
If we fail to comply with them, we could suffer civil and criminal sanctions.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently

develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences of our products change continuously. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our third-party manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply

interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

In the event that we sign into long-term sales contracts with any customer, we may have very limited ability to pass along fluctuations in costs to customers after pricing has been established. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, if the cost of oil increases, our shipping costs may rise higher than expected, which may then be passed onto us from our third-party manufacturers and distributors, decreasing our operating margins. Raw material and energy price increases and general volatility could adversely affect our business and results of operations.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We may sell products in industries such as retail, food and beverage, and supermarkets and grocery stores, where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue, and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our third-party manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our third-party manufacturing partners. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Any such disruptions may adversely affect our business and results of operations.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.
If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the

fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.
A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 82.44% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours.

For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN

THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Solubag is on a mission to deliver environmentally friendly and water-soluble products to consumers around the world. The company offers a portfolio of non-toxic and plastic free products including grocery bags, dog waste bags, and liquidless laundry detergent. Solubag's products are fully dissolvable and contain no microplastics, oils, or harmful toxins. The company's products are based on patented technology made from polyvinyl alcohol (PVA) and other natural substances, resulting in an environmentally friendly and water-soluble substance.

Business Plan

Solubag USA is a Florida corporation headquartered in Hallandale Beach, Florida. The company is the exclusive licensee in the U.S. of certain patents and other proprietary expertise (e.g., trademarks) owned by Solubag SPA. While the company's primary target markets are the U.S and Canada, it will also occasionally serve customers in other regions for large order quantities. Through licensing agreements, Solubag USA has the right to sell all the products mentioned above in exchange for a 5% royalty of net sales, payable to Solubag SPA. Solubag USA currently outsources manufacturing to several third party manufactures in China, Chile, Mexico, and the Dominican Republic on a best-quote basis. As a result, the company does not incur expenses related to fixed assets.

Solubag sells products direct-to-consumer (D2C) through its website as well as to organizations (B2B) via a wholesale model. The company's pricing by channel includes:

Online

- T-Shirt Bag – 100 ct. ($49), 200 ct. ($70)
- Flat Bag – 20 ct. ($23.23), 100 ct. ($102.35)
- Die-cut Bag – 20 ct. ($24.75), 100 ct. ($98.75)
- Short Gusset Bag – 20 ct. ($23.75), 100 ct. ($187.50)
- Long Gusset Bag – 20 ct. ($30), 100 ct. ($111.25)
- Mega Gusset Bag – 20 ct. ($37.50), 100 ct. ($137.50)
- Dog Waste Bag Dispenser plus 2 Rolls – $8.99
- 4 Rolls Refill Pack – $7.99
- 8 Rolls Refill Pack – $9.99
- Liquidless Laundry Detergent (24 pack) – $9.99

Wholesale

Solubag's wholesale prices vary based on several factors inlcuding, but not limited to:

- Order size
- Product type

- Raw material prices

History of the Business

Solubag USA, Inc. (the "Company"), also doing business as "Solubag," is a Florida Corporation formed on December 29, 2021. The Company was formerly a Delaware Corporation formed on September 20, 2018 under the same name of Solubag USA.

Solubag USA, Inc. is a subsidiary of Solubag SPA, a Chilean corporation, which owns the majority of the Company.

The Company's Products and/or Services

Product / Service	Description	Current Market
Film Bags	Film bags that look like plastic but contain no plastic or micro plastics. Dissolve instantly by placing them into 185°F water and slowly in colder water.	United States
Gusset Bags	Reusable fabric bags that dissolve in hot water over 185°F. The company offers three sizes, Short, Long, and Mega.	United States
Flat Bag	Resembles the reusable bag many use at the grocery store. Compared to thinner bags, the Flat Bag is more resistant and can be reused multiple times. Dissolve instantly by placing them into 185°F water and slowly in colder water.	United States
Detergent Strips	Paper-like alternative to liquid laundry detergent which typically comes in plastic bottles or bags. non-toxic, plastic free, and completely dissolves upon completion of a wash.	United States
Die-cut Bag	Designed to carry bottles or other cylinder-shaped objects. Compared to thinner bags, this bag is more resistant and can be reused multiple times. Dissolves in water over 185°F.	United States
Laundry Bag	Standard laundry bag that is soluble in both hot and cold water. The bag is 100% environmentally friendly and made from a 100% virgin composition.	United States
Pet Bag and Dispenser	Dissolvable dog waste bags that are plastic free and non-toxic. The bags are cold water soluble and completely dissolve in as little as 5 minutes.	United States

Competition

The Company's primary competitors are Invisible Company, MonoSol, H2OK, Cassava Bags Australia, and Bulldog Bag.

While we compete with other biodegradable and water-soluble products, we also compete with plastic-based products, including plastic bags. We believe our competitive edge is our proprietary IP that makes our product an environmentally sustainable product compared to plastic-based products that are at the forefront of environmental concerns today.[1]

Customer Base

Our target customers are retail, hospitality, medical, sports apparel, supermarkets, and logistics companies. While our current products can be used in these industry verticals, we also expect to create additional products to serve other end markets and use cases.

Intellectual Property

Granted Patents*

Registration #	Title	Description	File Date	Grant Date	Country
US 10,954,372 B2	Water Soluble Shopping Bag and Preparation Method Thereof	The water-soluble shopping bag has higher bearing capacity and cold-water solubility, is suitable for use in water-free environment, and dissolves upon contacting water without producing pollution after being used.	9/5/17	3/23/21	USA
US 10,717,954, B2	Detergent Composition in the Form of a Sheet	A flexible detergent sheet that is soluble in water. The flexible detergent composition sheet comprises a unique mixture of components, including: a water-soluble polymeric component, an anionic surfactant, a non-ionic surfactant, water, and other components.	9/5/17	7/21/20	USA

*The Company licenses the granted patents listed herein from its parent company, Solubag SPA.

Published Patents*

Publication #	Title	Description	File Date	Publication Date	Country
WO 2022/217370 AI	Sanitary kit comprising non-polluting water-soluble bags for collecting, removing and disposing pet feces	A sanitary kit for pets, that is portable and environmentally friendly, for collecting, removing and disposing pet feces, which comprises a container element in the shape of a bone, which contains therein a roll of bags for collecting pet feces.	4/15/21	10/20/22	International

---

[1] https://www.oecd.org/environment/plastic-pollution-is-growing-relentlessly-as-waste-management-and-recycling-fall-short.htm

US 2019/0152665 A1	Water-Degradable Bag	A water-degradable flexible bag for carrying goods purchased from retailers or wholesalers, and/or for packing consumer goods or hygienic products.	7/25/17	5/23/19	USA
US 2023/0140403 A1	Hydrodegradable Packing material	A water-soluble, environmentally friendly, packaging wrap for the packaging of goods and parcels.	11/3/21	5/4/23	USA

The Company licenses the published patents listed herein from its parent company, Solubag SPA.

Trademarks*

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
6,046,555	Bags in the nature of envelopes and sachets sold empty of paper or plastic for packaging	Solubag	9/30/19	5/5/20	USA

The Company licenses trademark listed herein from its parent company, Solubag SPA.

Governmental/Regulatory Approval and Compliance

As states and countries limit the sale of and/or ban single-use plastics, we expect to benefit from such measures.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 317 NW Tenth Terrace, Hallandale Beach, FL 33009.

The Company conducts business in the United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$61,750
Pilot Projects	3.00%	$750	3.00%	$37,050
New Infrastructure Hires	13.00%	$3,250	13.00%	$160,550
IT Platform	10.00%	$2,500	10.00%	$123,500
Delivery and Execution	30.00%	$7,500	30.00%	$370,500
Inventory	16.40%	$4,100	16.40%	$202,540
IP Legal	13.00%	$3,250	13.00%	$160,550
Rigid Extrusion Pilot	5.00%	$1,250	5.00%	$61,750
Carbon Footprint Reduction	1.60%	$400	1.60%	$19,760
Certification and Testing	3.00%	$750	3.00%	$37,050
Total	**100.00%**	**$25,000**	**100.00%**	**$1,235,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: General change in business environment.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors & Officers

The directors, managers, and officers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. The term Director means any member who sits on the Board of the Directors of the Company. The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller, or principal accounting officer, and any person(s) routinely performing similar functions.

Name	Company Position(s)	Employment History for Past Three Years	Education & Qualifications
Mike Latham	President, Treasurer, Secretary, Director, and Chief Growth Officer	President, Treasurer, Secretary, Director, and Chief Growth Officer; Solubag USA, August 2021 – Present Responsible for the company's sales strategy and overall growth. President and CEO; The Service Companies, July 2018 – August 2021 Responsible for all aspects of the company's strategy, insurance, risk, profit and loss, and direction.	BS in Microbiology and Cell Science from the University of Florida and an MBA from the University of Louisville
Cristian Olivares	Chief Executive Officer	CEO; Solubag USA, September 2022 – Present General oversight of the company's operations. CEO; Solubag SPA, February 2015 – Present General oversight of the company's operations. Founder and Chief Commercial Officer; Soluplast Chile, February 2015 – 2022 Responsible for execution of sales strategies surrounding customer acquisition within Latin America.	Degree in Business Administration from San Sebastian University in Santiago Chile

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in the United States.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Michael Latham	Employment Agreement	July 30, 2021	N/A
Cristian Olivares	Employee Agreement	July 1, 2022	N/A
Eliana Nieto	Sales Agreement	March 3, 2022	March 3, 2027

CAPITALIZATION AND OWNERSHIP

Capitalization

The following securities of the Company are issued and outstanding:

Type of security	Class B Common Stock
Amount authorized	3,000,000
Amount outstanding	90,000
Voting Rights	10 votes per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues additional shares of Class B Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	82.44%
Other material terms	N/A
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Crowd Notes have a provision to convert into preferred stock or a shadow series of preferred stock, which will have different rights than those of the Company's common stock.

Type of security	Class C Common Stock
Amount authorized	3,000,000
Amount outstanding	13,848
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues additional shares of Class C Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	17.56%
Other material terms	N/A

Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Crowd Notes have a provision to convert into preferred stock or a shadow series of preferred stock, which will have different rights than those of the Company's common stock.

The Company has authorized 10,000,000 shares of Class A Common Stock, and no shares are issued and outstanding at this time. The shareholder agreement under which 5,320 shares of Class A Common Stock were issued and outstanding as of December 31, 2022 has been rescinded, and the 5,320 shares have been cancelled. Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues shares of Class A Common Stock.

The company has the following debt outstanding:

Type of debt	Deferred Compensation
Name of creditor	Mike Latham and Cristian Olivares
Amount outstanding	$242,189
Interest rate and payment schedule	There is no interest rate or payment schedule attached to the deferred compensation.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other Material Terms	The Company does not expect to repay the Deferred Compensation in the near future and expects to continue deferring the salaries of Mike Latham and Cristian Olivares.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note*	7	$445,000	General corporate purposes	August 10, 2020	4(a)(2)

Class C Common Stock	12,734	$1,275,000	General corporate purposes	April & May 2021; April 2022	4(a)(2)

* The note accrued interest at the rate of 20% per annum, and its total outstanding amount ($512,835) was converted into 1,114 shares of Class C Common Stock in 2021.

Ownership

Solubag SPA owns 82.44% of outstanding equity within Solubag USA, Inc. Its ownership consists of super voting shares. On the basis of voting power, Solubag SPA owns 99.12% of all voting shares.

The beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Percentage Owned Prior to Offering
Solubag SPA	99.12%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
-$54,569.00	-$878,389.00	$0.00

Operations

The Company sells water soluble bag products to commercial customers. In order to facilitate its sales strategy, the company offers potential customers product samples. Upon receiving an order for its products, Solubag sends an order request to one of its manufacturing partners, who fulfills the order. The Company believes this strategy is financially beneficial in order to reduce its capital expenditures.

Liquidity and Capital Resources

To fund its operations, the company has raised capital by issuing a convertible note and Class C Common Stock. The company devotes considerable resources to inventory and compensation and anticipates needing capital to increase its inventory of product samples and to execute large order requests.

As of March 2023, the company had $83,000 of cash on hand. The Company does not have any other material sources of capital aside from this capital raise.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,235,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 13, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to a closing or the Offering Deadline, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the

Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our offering materials and the Crowd Note instrument(s) in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap

$50 million

Dividends

The Securities do not entitle the Investors to any dividends.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as:

(i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Additional Transfer Restrictions
Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Transaction Type	Deferred Compensation
Related Person/Entity	Mike Latham and Cristian Olivares
Relationship to the Company	Officers of the Company
Total amount of money involved	$242,189
Benefits or compensation received by related person	Lien on the Company
Benefits or compensation received by Company	Continued employment of Latham and Olivares
Description of the transaction	The Company has entered into employment agreements with Mike Latham and Cristian Olivares. Under the terms of the employment agreement, Latham and Olivares are to be paid a salary. These salary payments have been deferred since February 2022. The Company does not expect to repay the amount in the near future and expects to continue deferring their respective salary payments.

Transaction Type	Loan Receivable
Related Person/Entity	Cristian Olivares
Relationship to the Company	CEO
Total amount of money involved	$30,000.00
Benefits or compensation received by related person	Cash
Benefits or compensation received by Company	Short-term loan payable
Description of the transaction	Cristian Olivares relocated from Chile to Florida. The proceeds of this loan were used for relocation expenses.

Transaction Type	Loan Receivable
Related Person/Entity	Solubag SPA
Relationship to the Company	Parent Company
Total amount of money involved	$31,194.84
Benefits or compensation received by related entity	Loan receivable
Benefits or compensation received by Company	License to use IP assigned to Solubag SPA
Description of the transaction	Solubag USA had paid for legal costs incurred related to filing IP assigned to Solubag SPA. A receivable was then created that encompassed these costs. Pursuant to the Company's license agreement with Solubag SPA, which grants Solubag USA the right to use IP assigned to Solubag SPA, the Company's 5% royalty fee payable to Solubag SPA on all net sales incurred related to its IP is debited to the receivable amount. The company expects this to continue until the receivable is zeroed.

Transaction Type	Loan Receivable
Related Person/Entity	Soluplast Chile
Relationship to the Company	Company wholly owned by Cristian Olivares
Total amount of money involved	$105,333.88
Benefits or compensation received by related entity	Cash
Benefits or compensation received by Company	Note receivable
Description of the transaction	Solubag USA made a loan to Soluplast Chile, which was originally formed by Cristian Olivares to use Solubag SPA's IP and conduct sales operations throughout Latin America.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mike Latham
(Signature)

Mike Latham
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mike Latham
(Signature)

Mike Latham
(Name)

President
(Title)

June 16, 2023
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

EXHIBIT A

Financial Statements

SOLUBAG USA, INC.

Unaudited Financial Statements For The Years Ended December 31, 2022 and 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Solubag USA, Inc.
Hallandale Beach, FL

We have reviewed the accompanying financial statements of Solubag USA, Inc. (a corporation), which comprise the balance sheet as of the period ending on December 31, 2022 and 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of Solubag USA, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
May 16, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SOLUBAG USA, INC.
BALANCE SHEET
DECEMBER 31, 2022 AND 2021
_____

		2022		**2021**
ASSETS				
CURRENT ASSETS				
Cash	$	176,183	$	220,539
Related Party Notes Receivable		117,410		136,529
Inventory		39,740		198,184
Prepaid Expense		11,121		10,626
Undeposited Funds		8,910		-
TOTAL CURRENT ASSETS		353,364		565,878
NON-CURRENT ASSETS				
Security Deposit		-		8,910
TOTAL NON-CURRENT ASSETS		-		8,910
TOTAL ASSETS	$	353,364	$	574,789
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Deferred Compensation		195,000		-
Accounts Payable		13,741		12,823
Other Current Liabilities		9,682		-
Unearned Revenue		-		84,820
TOTAL CURRENT LIABILITIES		218,423		97,643
TOTAL LIABILITIES		218,423		97,643
SHAREHOLDERS' EQUITY				
Class-A Common Stock (10,000,000 shares authorized; 5,320 issued; $0.00001 par value)		-		-
Class-B Common Stock (3,000,000 shares authorized; 90,000 issued; $0.00001 par value)		-		-
Class-C Common Stock (3,000,000 shares authorized; 13,848 issued; $0.00001 par value)		-		-
Additional Paid in Capital		1,787,835		1,512,835
Retained Deficit		(1,652,894)		(1,035,690)
TOTAL SHAREHOLDERS' EQUITY		134,941		477,145
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	353,364	$	574,789

SOLUBAG USA, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Operating Income		
Revenue	$ 350,133	$ 20,937
Cost of Goods Sold	330,695	75,507
Gross Profit	19,438	(54,570)
Operating Expense		
Contractors & Professional Services	319,289	562,412
Payroll	172,647	-
Rent	69,307	90,675
General & Administrative	39,905	24,423
Advertising & Marketing	16,639	28,637
	617,786	706,147
Net Loss from Operations	(598,348)	(760,717)
Other Expense		
Interest Expense	-	(67,835)
Taxes	(300)	(48,691)
Royalty Expense	(18,556)	-
Net Loss	$ (617,204)	$ (877,243)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	109,168	108,582
Net Loss per share	$ (5.65)	$ (8.08)

SOLUBAG USA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (617,204)	$ (877,243)
Change in Deferred Compensation	195,000	-
Change in Inventory	158,444	(102,410)
Change in Related Party Notes Receivable	19,119	(86,135)
Change in Other Current Liabilities	9,682	-
Change in Accounts Payable	918	(39,958)
Change in Prepaid Expense	(495)	(10,626)
Change in Undeposited Funds	(8,910)	-
Change in Unearned Revenue	(84,820)	84,820
Net Cash Flows From Operating Activities	(328,266)	(1,031,552)
Cash Flows From Investing Activities		
Refunded Security Deposit	8,910	-
Net Cash Flows From Investing Activities	8,910	-
Cash Flows From Financing Activities		
Increase in Additional Paid In Capital	275,000	1,512,835
Issuance/(Conversion) of Convertible Notes	-	(445,000)
Net Cash Flows From Financing Activities	275,000	1,067,835
Cash at Beginning of Period	220,539	184,256
Net Increase (Decrease) In Cash	(44,356)	36,283
Cash at End of Period	$ 176,183	$ 220,539

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

SOLUBAG USA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Class-A Common Stock Number	Class-A Common Stock Amount	Class-B Common Stock Number	Class-B Common Stock Amount	Class-C Common Stock Number	Class-C Common Stock Amount	Additional Paid in Capital	Retained Deficit	Total Shareholders' Equity
Balance at December 31, 2020	-	$ -	90,000	$ -	11,114	$ -	$ -	$ (158,447)	$ (158,447)
Issuance of Stock	5,320	-			2,148		1,512,835		1,512,835
Net Loss								(877,243)	(877,243)
Balance at December 31, 2021	5,320	$ -	90,000	$ -	13,262	$ -	$ 1,512,835	$ (1,035,690)	$ 477,145
Issuance of Stock			-	-	586	-	275,000		275,000
Net Loss								(617,204)	(617,204)
Balance at December 31, 2022	5,320	$ -	90,000	$ -	13,848	$ -	$ 1,787,835	$ (1,652,894)	$ 134,941

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Solubag USA, Inc. ("the Company") is a corporation organized under the State of Florida. The Company specializes in the development of eco-friendly, water-soluble materials to minimize the use of plastics and bio-based substitutes.

In 2021, the Company reorganized as a Florida corporation. Previously, the Company was organized as a Delaware corporation. Solubag, SPA holds a majority ownership in the Company.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2022 of $617,204 and 2021 of $877,243.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 16, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company values inventory at the lower of historic cost or market value.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2022, the Company has accrued a reserve of $0 for doubtful accounts.

Related Party Notes Receivable

In prior years, the Company issued a series of promissory notes to related parties in exchange for cash ("the Related Party Note Receivable"), to be received at a later date. The receivables do not accrue interest and have no scheduled repayment due date. As of December 31, 2022, the Company has accrued a reserve of $0 for doubtful accounts.

Related Party Transactions

The Company entered into an agreement to license intellectual property from Solubag, SPA which is described further in the Intellectual Property disclosure mentioned below on page 7.

Advertising

The Company records advertising expenses in the year incurred.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from the sale of its film and fabric bags.

Rent & Security Deposit

The Company occupied office space under a non-cancellable operating lease. The lease expired on September 30, 2022, and was not renewed at the option of the Company.

As part of the lease arrangement, a refundable security deposit was paid amounting to $8,910. After the lease expired, the Company was refunded its security deposit.

Royalties Expense

The Company's royalty-based obligations were used to offset a portion of the notes receivable from its licensor, Solubag SPA, amounting to $18,556.

Intellectual Property

During 2020, the Company entered into an agreement to license certain intellectual property from Solubag SPA, which includes rights to trademarks and the use of patents ("the Intellectual Property").

The 2020 Intellectual Property agreement calls for 5.0% of net sales for products, services, or processes that are manufactured or offered under the license, to be paid to the licensor as a royalty. Such royalties will be payable at the end of each quarter.

Unearned Revenue

During 2021, the Company received revenue advances for future sales. Once performance obligations are met, revenue advances are recognized as income.

In 2022, the Company took the revenue advances into income after performance obligations were met.

Deferred Compensation

The Company settled with certain founding members to defer their compensation and to take payment at a later date.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Florida.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

NOTE D- DEBT

Convertible Note

In 2020, the company issued a convertible promissory note in exchange for cash for the purpose of funding continuing operations. The Note and any associated accrued interest converted to equity automatically upon the conditions set forth in the agreement. The note accrued interest at the rate of 20% per annum and its total outstanding amount was converted into equity in 2021 amounting to $512,835.

NOTE E- EQUITY

Under the Company's Amended Articles of Incorporation, the Company is authorized to issue up to 16,000,000 shares of $0.00001 par-value Common Stock. Common Stock is divided into 10,000,000 shares of Class A Common Stock, and 3,000,000 shares of Class B Common Stock,

After the reorganization of the Company, management was made aware of an administrative error which omitted the Class C Common Stock from the Amended Articles of Incorporation. As a result, management filed an amendment with the state to correct the inaccuracy. As of this review report date, the filing has yet to be finalized by the state. Once the amendment is certified by the state, the company will be authorized to issue

3,000,000 shares of Class C Common Stock. Currently, they already pre-issued 13,848 shares of Class C before noticing the error within the original articles of incorporation.

Class A Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Class A stockholders will always vote on related business matters in conjunction with Class B stockholders.

Class B Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of 10 votes per share of stock.

Class C Common Stock: Common shareholders have no voting rights right to vote on certain items of Company business at the rate of one vote per share of stock.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Class-A Common Stock	5,320
Class-B Common Stock	90,000
Class-C Common Stock	13,848

Note: All classes of common stock receive dividends in cash, property, or stock in equal proportions.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 16, 2023, the date that the financial statements were available to be issued.

Subsequent to the period, the Company executed a non-cancellable operating lease for the use of warehouse space. The lease expires on January 31, 2027, and may be renewed at the option of the Company at the then-current market rate. As part of the lease arrangement, a refundable security deposit was paid amounting to $3,500.

EXHIBIT B

Company Summary



Company: Solubag USA

Market: Water-Soluble Bags

Product: Environmentally friendly and dissolvable plastic alternatives

Company Highlights

- In 2022, the company grew revenues approximately 1,500% year-over-year to over $350,000
- H-E-B, Sysco, and Chilean snacks distributor Frutisa are among the notable customers who have used Solubag technology
- Patented water-soluble technology has won numerous awards, including the 2019 Singularity Award given by Singularity University as the Best Innovation in Latin America[i]
- The company has received $1.72 million from investors

WHY IT'S INTERESTING

When was the last time you used a plastic water bottle or carried your groceries with a plastic bag? The use of plastic is a forefront issue in contemporary news, and you've likely even seen commercials or news segments that highlight this problem. Plastic is almost too prevalent to stay clear from, as the world is producing about twice as much plastic waste as we were two decades ago.[ii] To put our plastic use into perspective, the world's oceans may contain more plastic than fish, measured by weight, by 2050 if we don't do anything to curb our reliance on plastic.[iii] With nearly 200 million tons of plastic in our oceans today,[iv] the use of harmful chemicals to produce the material,[v] and the advent of microplastics in human blood,[vi] plastic bans have begun to pop up in the last decade. Following California's ban of single use plastic bags in 2014, 10 U.S. states today have banned single use plastic bags, and many other states have enacted plastic bag fees to further limit their use.[vii]

What if you could use a plastic bag and dissolve it in water once you are done? What if there was another way to create a plastic-like material without the negative environmental consequences and harmful chemicals that put us and our environment at risk? Solubag USA (Solubag) is the exclusive licensee in the U.S. of a patented raw material that can be used to make plastic-like products without the plastic. Completely dissolvable in water, this material can be used to make grocery bags, dog waste bags, liquidless laundry detergent, and more. Moreover, the technology behind its water-soluble products is completely non-toxic, meaning you can drink the water the soluble product dissolves in. Companies like H-E-B, Sysco, and Frutisa have already begun using this technology, which Solubag believes validates its market acceptance as it seeks to bring the technology to North America.

The company has already reported notable traction to date. In its first full year of business (2021), the company generated $20,936 in product sales, which increased approximately 1,500% in 2022 to $350,133. Since inception, Solubag has raised more than $1.7 million in investments and is currently seeking $1.235 million to further execute its strategy and distribute its products across North America.

Pitch Deck / Video



In 2014, Solubag SPA, based in Santiago, Chile, invented a proprietary new raw material, made of a synthesis of calcium carbide (limestone) and/or natural gas derivatives to potentially replace single-use plastic bags. This raw material can replace polyethylene film and non-woven propylene currently used for non-biodegradable, single-use shopping bags, bubble wrap, and other plastic products. Solubag is also developing rigid materials to create products for several market applications including feminine hygiene, golf, utensils, and beverages.

In 2020, Florida-based Solubag USA (which is controlled by Solubag SPA) was founded as the exclusive U.S. licensee of the award-winning water-soluble technology,[viii] future pending patents, and other proprietary expertise owned by Solubag SPA.

COMPANY SUMMARY

Opportunity

Our reliance on single-use plastics is becoming a global climate and health issue. Recycling may be thought of as a solution to this issue, however recycling single-use plastics is facing a scaling issue over the upcoming years, according to a report released by the Minderoo Foundation.[ix] Additionally, the sheer quantity of single-use plastics produced is too much to collect. Some of these single-use plastics, like the ones used by fast food restaurants, aren't even recyclable, according to a 2022 report by Greenpeace.[x]

More specifically, our reliance on single-use plastic bags is astounding, as over 2 trillion plastic bags have been produced in 2023 thus far (through June 2023), which is the equivalent of 160,000 bags per second.[xi] These plastics bags don't break down completely. Instead, they photo-degrade into tiny plastic particles called microplastics.[xii] These particles, which are five millimeters or smaller in size,[xiii] create several environmental problems as they can potentially emit toxic substances into the soil[xiv] and water[xv]—they can even be inhaled.[xvi] On top of that, an estimated 300 million bags enter the Atlantic Ocean alone each year and stay in their complete form until eventually being broken down into microplastics, both of which can be devastating to hundreds of species such as seabirds, turtles, whales, and fish.[xvii] Current estimates reveal that over one million marine animals die each year due to plastic debris in the ocean.[xviii]

Founded in 2020, Solubag is on a mission to deliver environmentally friendly and water-soluble products to consumers around the world. The company offers a portfolio of non-toxic and plastic-free products including grocery bags, dog waste bags, and liquidless laundry detergent. All of which are made from natural substances that can be completely dissolved in water within minutes and even eaten by humans or animals without causing harm. The company was founded by a group of eco-conscious Chilean scientists, entrepreneurs, and managers who are passionate about finding solutions to the problems of plastic and its waste.

Product

Solubag produces 100% plastic-free products that are fully dissolvable and contain no microplastics, oils, or harmful toxins. The company's products are based on patented technology made from polyvinyl alcohol (PVA) and other natural substances, resulting in an environmentally friendly and water-soluble substance. Solubag has designed most of its products to dissolve almost instantly at temperatures of 185°F or above and more slowly over time (about five minutes) in any other liquid environment. Although it's not recommended, the company's



bags can be eaten by animals or humans without harming them. Solubag's products range from thick to thin and from cold water-soluble to hot water-soluble, with the company providing several adjustment options across its product portfolio.

Traditional Bags

Solubag offers three variations of traditional bags including The Flat Bag, The T-Shirt Bag, and The Die-cut Bag. These bags can be dissolved instantly by placing them into 185°F water or more slowly in colder water.







The Flat Bag resembles the reusable bag many use at the grocery store. Compared to thinner bags, the Flat Bag is more resistant and can be reused multiple times. The bag is 16" x 14" and has a load capacity of 11.2 lbs.

The T-Shirt Bag is a variation of the standard plastic grocery bag. The bag can be reused multiple times, is 19.13" x 13" x 3", and has a load capacity of 8.81 lbs.

The Die-cut bag is a plastic-free bag designed to carry bottles or other cylinder-shaped objects. The bag can be reused multiple times, is 11.25" x 14.5", and has a load capacity of 13.22 lbs.

Gusset Bags

Solubag offers three plastic-free Gusset Bags which vary in size. These bags are made from PVA fabric which enable them to be more resistant and reused multiple times. Similar to the company's traditional bags, the Gusset Bags can be dissolved instantly by placing them into 185°F water or slower in colder water. The company's current size variations include:

- The Short Gusset – 15.25" x 11" x 4" and has a load capacity of 13.22 lbs.
- The Long Gusset – 12" x 15.25" x 4" and has a load capacity of 13.22 lbs.
- The Mega Gusset – 19.125" x 15.25" x 8" and has a load capacity of 17.6 lbs.



Short Gusset

Long Gusset

Mega Gusset







Dog Waste Bags

Solubag offers dissolvable dog waste bags that are plastic-free and non-toxic. The bags are cold water-soluble and completely dissolve in as little as five minutes. Furthermore, the bags can either be thrown in a trash can or flushed down a toilet. The company sells a starter package called the Blister which comes with a leash dispenser plus two rolls of 10 bags each. Replacement bags can be purchased in four packs or eight packs.





SoluBAG

SOLUBLE essentials
non-toxic plastic-free
DOG
WASTE BAGS
THAT DISSOLVE
FLUSH OR TOSS
Learn More
Leash Dispenser + 2 Rolls
10 Bags per Roll



Liquidless Laundry Detergent

Solubag has developed a paper-like alternative to liquid laundry detergent which typically comes in plastic bottles or bags. Solubag's liquidless laundry detergent is non-toxic, plastic-free, and completely dissolves upon completion of a wash. The detergent is sold in packs of 24 strips (1 strip per load) and comes in an environmentally friendly box.

Laundry Bag

The Solubag Laundry Bag is a film-based bag that is both cold and hot water-soluble. The bag is fully constructed from the company's proprietary raw materials, resulting in a 100% eco-friendly solution upon dissolving. The laundry bag is currently sold in packs of four rolls, with each roll containing 25 bags.



Use of Proceeds

If Solubag raises the minimum ($25,000) or maximum ($1,235,000) offering amount, it intends to use the proceeds as follows:





- **Intermediary Fees:** Fees paid to the intermediary for this offering
- **Pilot Projects:** Testing new film and fabric bags
- **Infrastructure Hires:** Hiring a controller, logistics director, and sales executive
- **IT Platform:** Robust financial and email platform for a secure environment
- **Delivery and Execution:** Cash needed for its manufacturing partners to ensure the company can fulfill large, multi-million orders
- **Inventory:** Purchase inventory for B2C customers and samples for future clients
- **IP Legal:** Continued development of IP and legal costs to file patents and trademarks as it anticipates defending patents as necessary
- **Rigid Extrusion Pilot:** Develop and test tampon applicator, a potential new product
- **Carbon Footprint Reduction:** Calculations for reduction of carbon footprint for clients and lifecycle analysis
- **Certification and Testing:** Testing for all materials in the U.S.

Business Model

Solubag USA is a Florida corporation headquartered in Hallandale Beach, Florida. The company is the exclusive licensee in the U.S. to certain patents and other proprietary expertise (e.g., trademarks) owned by Solubag SPA. While the company's primary target markets are the U.S. and Canada, it will also occasionally serve customers in other regions for large order quantities. Through licensing agreements, Solubag USA has the right to sell all the products mentioned above in exchange for a 5% royalty of net sales. Solubag USA currently outsources manufacturing to several third-party manufacturers in China, Chile, Mexico, and the Dominican Republic on a best-quote basis. As a result, the company does not incur expenditures related to fixed assets. Solubag claims it currently has the capacity to manufacture 50 million bags per month and is capable of scaling up to 150 million bags per month, with a maximum capacity of 500 million bags per month.

Solubag sells products direct-to-consumer (D2C) through its website as well as to organizations (B2B) via wholesale a model. The company's pricing by channel includes:

Online

- T-Shirt Bag – 100 ct. ($49), 200 ct. ($70)
- Flat Bag – 20 ct. ($23.23), 100 ct. ($102.35)


- Die-cut Bag – 20 ct. ($24.75), 100 ct. ($98.75)
- Short Gusset Bag – 20 ct. ($23.75), 100 ct. ($187.50)
- Long Gusset Bag – 20 ct. ($30), 100 ct. ($111.25)
- Mega Gusset Bag – 20 ct. ($37.50), 100 ct. ($137.50)
- Dog Waste Bag Dispenser plus 2 Rolls – $8.99
- 4 Rolls Refill Pack – $7.99
- 8 Rolls Refill Pack – $9.99
- Liquidless Laundry Detergent (24 pack) – $9.99

Wholesale

Solubag's wholesale prices vary based on several factors including, but not limited to:

- Order size
- Product type
- Raw material prices

USER TRACTION

IP Adoption

The Solubag IP has been used by notable customers, including H-E-B, Sysco, and Frutisa. It should be noted these customers did not purchase from Solubag USA, Inc., the issuer in this offering, but instead purchased from Solubag LATAM, a subsidiary of Solubag SPA and another licensee of the water-soluble bag technology, which conducts operations within Latin America. Solubag USA, the exclusive licensee of the technology within the U.S., views these international customers as validation for its efforts to win large accounts within the U.S.





Solubag has also seen traction from local governments and advocacy groups looking to ban or mitigate plastic bag usage. In 2023, the company agreed to provide Florida's Key Biscayne Community Foundation with its bags through an initiative called "Plastic Free Key Biscayne." According to Solubag, the foundation plans to give out its dissolvable bags to businesses and residents throughout the greater community.

Awards

In 2020, the Solubag technology received the PYME Image Chile Award in the small to medium-sized enterprise category.[xix] In 2018, the Solubag technology won the Singularity Award given by Singularity University as the Best Innovation in Latin America. The award enabled the parent company, Solubag SPA, to spend 10 weeks in Silicon Valley to begin scaling its products at a global level.[xx] [xxi] Additionally, the technology also reportedly received the Avonni Award in 2018 as the Best Innovation in the Industrial Design Category in Chile.[xxii]

HISTORICAL FINANCIALS

Solubag began generating revenues in the U.S. and Canada in 2021. In its first year, the company generated $20,936 in product sales, which increased approximately 1,500% in 2022 to $350,133. In Q2 2022 (April), the company's revenue saw a significant increase as a result of a large order of dog waste bags which was valued at over $290,000. The company brought in a nominal amount of revenue in Q1 2023 totaling just over $10,000.



In 2021 and 2022, Solubag incurred approximately $1.32 million of operating expenses. In 2021, the company's operating expenses totaled approximately $706,000 mainly due to several professional fees that helped further develop the business. In 2022, the company's operating expenses decreased 12.5% year-over-year while revenues grew around 1,500% over the same period.









Percentages are rounded to two decimal places

Over the last two years, Solubag has been operating at a loss as it establishes itself in the U.S. In 2021, the company reported a net loss of approximately $877,000. In 2022, the company reported a net loss of around $617,000, representing a roughly 30% year-over-year net improvement. The company flattened its net losses in the first three months of 2023, reporting approximately $40,000 in net losses for each month. Through January 2022 and March 2023, the company was burning approximately $35,000 of cash per month and had $83,000 of cash on hand at the end of March.





Quarterly Net Losses
$-
$(50,000.00)
$(100,000.00)
$(150,000.00)
$(200,000.00)
$(250,000.00)
$(300,000.00)
$(350,000.00)
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023

INDUSTRY AND MARKET ANALYSIS

Green Technology and Sustainability

According to Precedence Research, the Green Technology and Sustainability market was valued at $46.54 billion in 2022 and is projected to grow at a 21.6% compound annual growth rate (CAGR) until 2030, at which point the industry is expected to be valued at $417.35 billion. Around the world, governments and corporations are adopting policies in favor of green technology in part due to the rise in carbon emissions. While many green and sustainable technologies have high development high costs, subsidies from governments and favorable restrictions are expected to accelerate their implementation. The U.S. leads North America in sustainability research & development with multiple initiatives to build advanced technologies aimed at decreasing greenhouse gas (GHG) emissions and reduce carbon emissions.[xxiii] Additionally Europe has established initiatives such as the Green Deal, with goals of reducing GHG emissions by 55% by 2030 and no net emissions of GHG by 2050. Furthermore, the deal aims to holistically improve the well-being of future EU citizens by protecting oceans, building environmentally friendly transport, creating healthy food systems, and shifting to clean energy. [xxiv]

Water-Soluble Bags

The Water-Soluble Bags market consists of companies developing biodegradable bags that completely dissolve in cold and hot water. According to Future Market Insights, the industry was valued at $1.7 billion in 2022, projected to grow at a 5.6% CAGR over the next decade, becoming a $2.9 billion market in 2032. One of the primary materials used in creating water-soluble bags is polyvinyl alcohol (PVA), a biodegradable and water-soluble resin that reportedly dissolves in water and nature without leaving any waste behind. From 2022-3032, sales of PVA water-soluble bags are expected to double to $1.5 billion in 2032. The adoption of sustainable packaging solutions throughout the packaging industry is expected to drive sales throughout various industries including cosmetics, consumer goods, and personal care. Moreover, government intervention to reduce the consumption of single-use plastics is expected to accelerate growth in water-soluble bags.[xxv]

Venture Financing



Solubag competes within the broader Clean Technology (CleanTech) industry which received $54.72 billion across 4,047 deals in 2022. Following an economy-wide record funding period in 2021, the CleanTech industry saw slight declines in both deal count and total capital invested, however, nearly doubled capital invested and added 500 deals from 2020. Additionally, median pre-money valuations for cleantech investments grew by 30.98% to an all-time high $16.32 million in 2022. Other highlights and metrics from the CleanTech industry include:

- $226.83 billion invested across 30,592 deals from 2012 through 2022
- Record median post-money valuation of $20 million, a 25% increase from 2021 to 2022
- All-time high median deal size of $1.88 million in 2022, a 22.08% increase year-over-year



Capital Invested and Deal Count in the CleanTech Industry, 2012-2022

Source: PitchBook Data, Inc.

COMPETITORS

Invisible Company: Founded in 2020, Invisible Company offers sustainable and responsible packaging to replace conventional plastic. The company produces "#INVISIBLEBAGs", which are plastic-free bags made from a water-soluble and biodegradable combination of Polyvinyl Alcohol (PVA), starch, glycerin, and water. Invisible's bags dissolve in hot water (80°C or above) within a few minutes and in colder water at a slower rate. Furthermore, the company's bags have been proven through several certifications and tests to be non-toxic and emit no harmful residues to the environment. [xxvi] Invisible currently offers standard garment and mailer bags designed for e-commerce shipping as well as dog poop bags for consumers. The company also collaborates with businesses to create custom designs and sizes tailored to a client's specific needs. Since inception, Invisible has established partnerships with several non-profit organizations and eco-conscious communities including The Animal Fund, A Plastic Ocean Foundation, and Earthero.[xxvii]



MicroVentures



MonoSol: Founded in 1953, MonoSol is an Indiana-based water-soluble technology company owned by Kuraray, a Japanese chemical manufacturer. MonoSol has developed a water-soluble film made from Polyvinyl Alcohol (PVA) which is reportedly safe and environmentally friendly. The company claims that its film dissolves completely upon contact with water and is fully biodegradable, resulting in a solution that doesn't contribute to microplastic pollution. MonoSol's film technology can be applied across a range of applications including beauty products like shampoo and shaving cream, pool and spa chemicals, printing techniques, and more.[xxviii] The company has four production facilities based in Indiana as well as one in Poland, Japan, and the U.K.[xxix] Its U.S.-based facilities are leveraged to create single-use laundry and dish detergents for companies such as Procter and Gamble.[xxx]



H2OK: Founded in 2018, H2OK develops water-soluble bags which are biodegradable and eco-friendly. The company offers two bags, Film and Fabric, which are made from non-toxic Polyvinyl Alcohol (PVA) that does not generate microplastics when dissolving. The bags provide additional benefits such as rainwater resistance, recyclability, and traceability to ensure the customer is using a 100% eco-friendly bag. H2OK works with the Ecocompatible Polymeric Materials Laboratory (LMPE) in Europe to improve formulation and track technical and environmental features of the bags. The company claims its bag has numerous use cases including retail, supermarket, postal delivery, and garment packaging among others.[xxxi]



Cassava Bags Australia: Launched in 2019, Cassava Bags Australia reportedly develops 100% biodegradable bags which dissolve in water. The company's bags are created using Cassava plants, a renewable root vegetable with over 300 million tons produced annually. Cassava claims its bags generate significantly fewer greenhouse gas emissions than traditional plastics, can decompose on their own, and are essentially carbon neutral.[xxxii] Moreover, the bags contain zero plastic non-plastic and contain no toxic ingredients, free of petroleum-based materials and polylactic acid. As of February 2023, the company claims to have removed two million single use bags globally, preventing 80 tons of plastic from entering the oceans. [xxxiii] Cassava Bags Australia launched an equity crowdfunding campaign in May 2023 with the hopes to raise up to $5 million.[xxxiv]

Bulldog Bag: Started in 1965, Bulldog Bag is wholesale bag manufacturer in British Columbia, Canada. The company offers a variety of bag, wrap, and cover products for the consumer packaging, industrial, and hazardous material industries. Bulldog can create custom packaging solutions for a number of products such as frozen food, grocery packaging, fertilizer, chemicals, and hazardous waste containers. The firm specializes in paper, polyethylene, industrial, lamination pouch, and bulk packaging solutions. Bulldog Bag also offers custom graphic design services to personalize each bag. The company's 120,000 square foot manufacturing plant is located in Richmond, British Columbia, Canada, and serves customers throughout North America.[xxxv]





Cristian Olivares, Chief Executive Officer and Co-Founder: Cristian Olivares first joined Solubag in 2015 as Chief Commercial Officer (CCO) and Co-Founder of Solubag SPA. In 2022, Christian joined Solubag USA as CEO to help grow the company's U.S. presence. Prior to joining Solubag, Cristian spent over two years as an Introducer at Santander Private Banking, an international financial services firm. Before that, Cristian also spent over eight years as a Branch Director at Santander where he was responsible for leading the bank's commercial offices across different branches. He holds a degree in Business Administration from San Sebastian University in Santiago Chile.



Mike Latham, President: Mike Latham joined Solubag in August 2021 as President. Prior to joining the company, Mike spent over three years as Chairman and CEO at The Service Companies, a service partner providing cleaning, housekeeping, and more. Before that, Mike spent two and a half years as President and CEO at MCR Facility Services, a facility company focused on developing systematic solutions for project management, risk management, and more. Mike has also held several other executive roles at organizations such as Ford, Aramark, and James Graham Brown Cancer Center. In addition to his roles at Solubag, Mike serves on the board of several organizations including Zan Compute, Genea, and Brandman University. He holds a BS in Microbiology and Cell Science from the University of Florida and an MBA from the University of Louisville.

PAST FINANCING

Solubag previously raised $445,000 in convertible notes in 2020, which have since converted into equity. It also raised $1.275 million in 2021-2022 by issuing Class C Common Stock, which valued the company at $50 million.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000   Max: $1,235,000
Valuation Cap: $50 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $50 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Islander Media Group: Key Biscayne considers joining County's initiative to help residents and businesses go plastic-free
allAfrica: Scientist produces soluble bags to address plastic pollution
Sunday Observer: Go green with 'Solubag'


Yahoo! Life: Non-plastic bags can dissolve in cold water in just 5 minutes
Intelligent Living: New non-plastic bags dissolve in hot or cold water in minutes and are safe to drink

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,



- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.patentforecast.com/2019/05/28/plastic-bags-you-can-eat/

ii https://www.oecd.org/newsroom/plastic-pollution-is-growing-relentlessly-as-waste-management-and-recycling-fall-short.htm

iii https://www.theworldcounts.com/challenges/planet-earth/waste/plastic-bags-used-per-year

iv https://www.rts.com/blog/plastic-pollution-in-the-ocean-2023-facts-and-statistics/

v https://www.env-health.org/turning-the-plastic-tide-the-chemicals-in-plastic-that-put-our-health-at-risk/ -
:~:text=The chemicals in plastic put our health at risk&text=Many of the largest and,directly associated with plastics production.

vi https://www.theguardian.com/environment/2022/mar/24/microplastics-found-in-human-blood-for-first-time

vii https://www.ncsl.org/environment-and-natural-resources/state-plastic-bag-legislation#:~:text=Eight%20states—California

viii https://solubag.cl/2021/03/26/pyme-award-2020-image-chile/?lang=en

ix https://www.minderoo.org/plastic-waste-makers-index/

x https://www.greenpeace.org/usa/wp-content/uploads/2022/10/GPUS_FinalReport_2022.pdf

xi https://www.theworldcounts.com/challenges/planet-earth/waste/plastic-bags-used-per-year

xii https://recyclecoach.com/blog/how-to-adapt-to-a-plastic-bag-ban-and-fight-plastic-pollution/

xiii https://oceanservice.noaa.gov/facts/microplastics.html

xiv https://www.unep.org/news-and-stories/story/plastic-planet-how-tiny-plastic-particles-are-polluting-our-soil

xv https://earth.org/microplastics-in-water/

xvi https://www.theguardian.com/environment/2022/apr/06/microplastics-found-deep-in-lungs-of-living-people-for-first-time

xvii https://www.theworldcounts.com/challenges/planet-earth/waste/plastic-bags-used-per-year

xviii https://conserveturtles.org/information-sea-turtles-threats-marine-debris/

xix https://solubag.cl/2021/03/26/pyme-award-2020-image-chile/?lang=en

xx https://www.patentforecast.com/2019/05/28/plastic-bags-you-can-eat/

xxi https://www.solubagusa.com/about

xxii https://solubag.cl/timeline_slider_post/2018/?lang=en

xxiii https://www.precedenceresearch.com/press-release/green-technology-and-sustainability-market -
:~:text=The global green technology and,forecast period 2022 to 2030.



xxiv https://commission.europa.eu/strategy-and-policy/priorities-2019-2024/european-green-deal_en

xxv https://www.futuremarketinsights.com/reports/water-soluble-bags-market

xxvi https://www.invisible-company.com/pages/invisiblebag

xxvii https://www.invisible-company.com/pages/partners-friends

xxviii https://www.monosol.com/translating-our-science/

xxix https://www.monosol.com/about/locations/

xxx https://www.insideindianabusiness.com/articles/monosol-teamsters-reach-agreement-at-laporte-plant

xxxi https://bolsashidrosolubles.com/ - ventajas

xxxii https://cassavabagsaustralia.com.au/pages/the-science

xxxiii https://cassavabagsaustralia.com.au/

xxxiv https://www.smartcompany.com.au/industries/retail/biodegradable-faux-plastic-bag-cassava-bags-australia-wins-award

xxxv https://www.bulldogbag.com/

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Solubag USA, Inc.
317 NW 10th, Terrace
Hallandale Beach, FL 33009

Ladies and Gentlemen:

The undersigned understands that Solubag USA, Inc., a corporation organized under the laws of Florida (the "Company"), is offering up to $1,235,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated June 16, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on November 13, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the

Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Solubag USA, Inc. 317 NW 10th, Terrace Hallandale Beach, FL 33009 Attention: Mike Latham
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____   Name:

PURCHASER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Solubag USA, Inc.
By_____   Name: Title:

EXHIBIT D

Crowd Note

Solubag USA, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Solubag USA, Inc., a Florida corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $50 million.

The "**Offering End Deadline**" is November 13, 2023.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

        iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,235,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Florida as applied to other instruments made by Florida residents to be performed entirely within the state of Florida, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



WE AIM TO ELIMINATE MOST SINGLE-USE PLASTICS.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.





NON PLASTIC
NO HEAVY METALS
SOLUBLE IN WATER

The Solubag Revolution

In 2014, **Solubag SPA**, based in Santiago, Chile, **invented a proprietary new raw material**, made using a synthesis of calcium carbide and natural gas, **designed to eliminate single-use plastic bags.**

This raw material was developed to replace materials currently used for non-biodegradable, single-use plastic bags, other similar products, and non-soluble fabric used for reusable bags, face masks, and other PPE.

The environmentally friendly bags and other products manufactured by Solubag can be completely dissolved in hot water in less than a few minutes.

Solubag USA, Inc. is a Florida corporation headquartered in Key Biscayne, Florida. The Company **is the exclusive licensee in the U.S. of certain patents and other proprietary expertise owned by Solubag SPA**. The Company also anticipates to target Canada.

Value Proposition



PATENTED RAW MATERIAL



ENGINEERED TO DISSOLVE COMPLETELY AND HARMLESSLY IN 5 MINUTES



COMPOUNDER



CONVERTER



TESTING AND CERTIFICATIONS



DESIGNED TO BE 100% ENVIRONMENTALLY FRIENDLY

Vision & Mission

80%

Up to 80% of ocean plastic pollution enters the ocean from land,[1] and 100,000 marine animals are killed by plastic bags annually, often by mistaking plastic bags for food.[2]



Replace non-soluble, non-compostable and/or non recyclable plastic products that can harm the environment



Eliminate single-use plastic bags Solubag USA enables producers of traditional plastic bags to use a patented, raw material engineered to dissolve in water.



Plastic Pollution Is A Huge Environmental Issue

Plastic pollution is a quickly growing environmental issue. Globally, 390 million tons of plastic were produced in 2021, a drastic increase from the 2 million tons produced in 1950.[3]



50%
OF PLASTIC PRODUCTION IS SINGLE-USE PLASTICS (INCLUDES PLASTIC BAGS)[4]

100 Billion
PLASTIC BAGS USED EACH YEAR IN THE US[5]

The Eco-Friendly Plastic Bags Market

$1.65B Industry Size in 2021

12.2% Compound Annual Growth Rate (2022–2030 projection)

$4.58B Industry Size by 2030[6]

Major Drivers for the Industry:[7]

- Increasing demand for renewable and bio-based raw materials
- Government regulations, which Solubag is pursuing
- Shift in consumer preferences towards eco-friendly packaging

Notable Cities with Plastic Bag Bans:[8]

- Boston
- Chicago
- Los Angeles
- San Francisco
- Seattle

States with Enacted Plastic Bag Legislation (as of Feb. 2021)[8]



AK
ME
VT
NH
WA
MT
ND
MN
WI
MI
NY
MA
RI
ID
WY
SD
IA
IL
IN
OH
PA
NJ
CT
OR
NV
CO
NE
MO
KY
WV
VA*
MD
DE
CA
UT
NM
KS
AR
TN
NC
SC
DC
AZ
OK
LA
MS
AL
GA
TX
FL
HI*
AS
GU
MP
VI
PR
Bans *HI has a defacto statewide ban.
Fees or Taxes *VA law allows localities to tax.
Preemption
No Statute

Products Distributed by Solubag USA

Solubag USA distributes lines of several products in the U.S. including but not limited to bubble wrap, retail film bags, laundry bags, laundry detergent strips, dog waste bags, and envelope film bags.

Solubag® Laundry Bag
Performance Features
- Soluble in hot and cold water
- 100% virgin composition
- Heat seal
- 100% Environment friendly
- Certification ✓
  EN 71-3:2013 +A1:2014 SGS
  EN 14372:2004
  US FDA 21 CFR 175.300
  FTIR
  ASTM E1252-98(2013)
  ISO 14855-1:2012
  OECD TG 420
  OECD 203



LAUNDRY BAGS

Waste Bag Solubag®
Performance Features
- Material Soluble in hot water
- Heat seal
- 100% Environment friendly

WASTE BAGS

SOLUBLE
LAUNDRY
DETERGENT
LIQUIDLESS
24
Perfume
Antistatic
Hypoallergenic
Controlled Foam
1 Sheet
=
1
Washed

DETERGENT

Solubag® Solupets® Dispenser + 2 Rolls
- Soluble in water
- Organic additive
- 100% Environment friendly
- Certification
  Biodegradability
  ISO 14855-1: 2012
  Solubility
  SGS standard EN 14372: 2004
  Innocuosness
  SGS standard EN 71-3: 2013 + A1: 2014
  Non-Plastic, FTIR standard
  ASTM E 1252-98 (2013)
  PGC-MS with reference to ISP 17257: 2013



PET BAG AND DISPENSER



Solubag® Solupets® Refill Pack + 4 Rolls
- Soluble in water
- Organic additive
- 100% Environment friendly
- Certification
  Biodegradability
  ISO 14855-1: 2012
  Solubility
  SGS standard EN 14372: 2004
  Innocuosness
  SGS standard EN 71-3: 2013 + A1: 2014



PET BAG REFILL



Solubag® Gusset Bag With Handle
Performance Features
- Soluble in water over +185° F
- With reinforced handle
- Sewing
- 100% Environment friendly



BAG WITH GUSSET

Solubag® Die Cut Bag
Performance Features
- 100 % Solubag material
- Soluble in water over +185° F
- Confection ultrasonic seal
- 100% Environment friendly
- Certificates ✓
  Nch 409/1
  APHA-AWWA-WPCF
  UNE-EN-ISO-4121:2006
  NMX-A-9073-INNTEX-2012
- Certificate of Conformity N°193-2019 ✓
  ASTM E 573
  ASTM E 1252



DIE CUT BAG

Solubag Differentiation


Solu BAG
Home Catalog About FAQs News Clients Contact Us Blog
THE FUTURE OF
PLASTIC IS HERE
Discover the Innovative Water-Soluble Solubag®

There are many other competitors in the marketplace, but Solubag has differentiated itself:

- Created to degrade in a normal landfill or at a composting facility (percolate liquids)
- 3 types of products: flexible, rigid, and fabric (multi-product)
- Product patents (IP)
- Designed to be compatible with all machinery that processes normal plastic (scale)
- Products currently performing in the market (sales)
- $0 Fixed Asset CapEx

Solubag vs Biodegradable Bag

- **Solubag is designed to….**

  - Dissolve harmlessly in water
  - Be chemically produced (Polyvinyl Alcohol) PVA
  - Dissolve in landfill
  - Dissolve in compost
  - Not require contents to be separated
  - Be ingested by animals safely
  - Dissolve in the environment within days

- **Biodegradable Bags…** [9 10 11 12]

  - Do not dissolve in water
  - Require food product (corn) to manufacture
  - Do not decompose in landfill
  - Require compost to decompose
  - Must have contents separated from bag
  - Cannot be ingested safely by animals
  - Never decompose left in the environment

Marketing and Sales Strategy



LICENSE AGREEMENTS

Solubag USA has a standard License Agreement template whereby our partners agree to pay a fee plus a royalty on any finished product sold.



SOCIAL MEDIA

Solubag USA has its own social media accounts to regularly advertise the Company's progress and care for the environment.



WEBSITE AND SEO

Solubag USA uses its website already established for Solubag SPA (https://solubagusa.com) to promote its products.



SALES COMMISSIONS

Solubag USA uses its sales team along with sellers and distributors, receiving commissions to drive revenues.

Management Team





Mike Latham
President

Mr. Latham's professional and business career spans over 30 years. He has an undergraduate degree from the University of Florida and an MBA from the University of Louisville. He has primarily worked in the logistics, services, and manufacturing sectors. During the past 15 years, Mr. Latham has served as the President and/or Chief Executive Officer of three companies. He has had successful executive roles at ISS, Aramark, Ford Motor Company, and ABM.

Cristian Olivares
Co-Founder and CEO

Mr. Olivares is a graduate of San Sebastian University in Santiago, Chile. After more than 10 successful years in the financial services industry working for Banco Santander as a Branch Manager and Private Banker, he decided to start his entrepreneurial career by focusing on disruptive projects to drive positive changes for society. From 2015 to 2022, he was the Chief Commercial Officer and Co-Founder of Solubag SPA.

Patents*

Granted

Detergent composition in the form of a sheet

Patent Number: US 10,717,954

Water soluble shopping bag and preparation method thereof

Patent Number: US 10,954,372

Published

Sanitary kit comprising non-polluting water-soluble bags for collecting, removing and disposing pet feces

Publication Number: WO 2022/217370 A1

Water-Degradeable Bag

Publication Number: US 2019/0152665 A1

Hydrodegradable Packing Material

Publication Number: US 2023/0140403 A1

**The patents listed above are owned by Solubag SPA and licensed to Solubag USA*

THANK YOU



Sources

[1] https://ourworldindata.org/ocean-plastics

[2] https://www.guilfordcountync.gov/Home/Components/News/News/2362/

[3] https://www.plasticsoupfoundation.org/en/plastic-facts-and-figures/

[4] https://plasticoceans.org/the-facts/

[5] https://www.biologicaldiversity.org/programs/populationandsustainability/sustainability/plasticbagfacts.html

[6] https://www.verifiedmarketresearch.com/product/eco-friendly-plastic-bags-market/

[7] https://www.verifiedmarketresearch.com/product/eco-friendly-plastic-bags-market/

[8] https://www.ncsl.org/environment-and-natural-resources/state-plastic-bag-legislation

[9] https://pubs.acs.org/doi/10.1021/acs.est.8b06984

[10] https://www.xlplastics.com/types-of-plastic-bags-the-difference-between-degradable-compostable-and-biodegradable-plastics

[11] https://www.epa.gov/trash-free-waters/frequently-asked-questions-about-plastic-recycling-and-composting

[12] https://www.epa.gov/trash-free-waters/frequently-asked-questions-about-plastic-recycling-and-composting

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

[TEXT OVERLAYS]

Revolutionary solution patented

Biodegradable material

Cold & hot-water soluble

Can be dissolved in 5 minutes

Soluble 100% in water

Non-toxic

Save even to drink

Does not pollute marine or river life

100% Eco-friendly